NEWCASTLE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(9,857)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
(Increase) decrease in operating assets:		
Accounts receivable		(13,295)
Prepaid expenses		1,316
Increase (decrease) in operating liabilities:		
Accrued expenses		12,245
Net Cash Provided by (Used in) Operating Activities		(9,591)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Certificates of Deposit		24,848
Purchase of Certificates of Deposit		(24,903)
Net Cash Provided by (Used in) Investing Activities		(55)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(9,646)
CASH AT BEGINNING OF YEAR		13,024
CASH AT END OF YEAR	$	3,378